UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Third Quarter of Fiscal Year 2014

BEIJING, China, February 6, 2015— Ku6 Media Co., Ltd.(“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the third quarter of fiscal year 2014 ended September 30, 2014.

Third Quarter 2014 Highlights (1)

•                      Total revenues were US$1.62 million (RMB9.92 million) in the third quarter of 2014, as compared to total revenues of US$0.70 million in the second quarter of 2014 and US$3.40 million in the third quarter of 2013.

•                      GAAP net loss was US$0.93million (RMB5.72 million), as compared to a net loss of US$5.34 million in the second quarter of 2014 and US$3.44 million in the third quarter of 2013. Non-GAAP net loss, which the Company defines as net loss excluding expenses (benefits) associated with share-based compensation, was US$0.76 million (RMB4.68 million) in the third quarter of 2014, as compared to non-GAAP net loss of US$5.30million in the second quarter of 2014 and US$3.14 million in the third quarter of 2013.

•                      Basic and diluted loss per ADS was US$0.02(RMB0.12) in the third quarter of 2014, as compared to US$0.11 in the second quarter of 2014 and US$0.07 in the third quarter of 2013.

•                      Cash and cash equivalents were US$2.77million (RMB17.02 million) as of September 30, 2014.

•                      Net cash used in operating activities was US$3.00 million (RMB18.39 million) in the third quarter of 2014, as compared to net cash used in operating activities of US$6.27 million in the second quarter of 2014 and net cash used in operating activities of US$3.86 million in the third quarter of 2013.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.1380, representing the noon buying rate as of September30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on September 30, 2014, or at any other rate.

“It’s my pleasure to announce Ku6’s earnings release for the third quarter of 2014,” Mr. Xudong Xu, Chief Executive Officer of Ku6 Media, commented. “After the reduction of labor and CDN costs in the second quarter of 2014, we entered into a new advertising agency agreement with Huzhong in August which allowed us to realize higher revenue and enjoy better cash collection terms. As a result, we significantly narrowed our operating cash deficit by the end of the quarter and we are now forecasting a better operating cash flow in the next year.”

Third Quarter 2014 Financial Results

Total revenues were US$1.62 million (RMB9.92 million) in the third quarter of 2014, representing an increase of 132.2% from US$0.70 million in the second quarter of 2014 and a decrease of 52.5% from US$3.40 million in the third quarter of 2013. The increase in revenues as compared to the second quarter of 2014 was due to an increase in third party advertising revenues and related party revenues from the Company’s arrangements with Qinhe.

Cost of revenues was US$2.48 million (RMB15.24million) in the third quarter of 2014, representing a decrease of 25.5% from US$3.31 million in the second quarter of 2014 and a decrease of 32.8% from US$3.69 million in the third quarter of 2013. The decrease in cost of revenues as compared to the second quarter of 2014 was primarily due to decreased bandwidth costs and labor costs as a result of cost reduction measures.

Gross loss was US$0.87million (RMB5.32 million) in the third quarter of 2014, as compared to a gross loss of US$2.64 million in the second quarter of 2014 and a gross loss of US$0.29 million in the third quarter of 2013. Non-GAAP gross loss, which is herein defined as a gross loss excluding expenses (benefits) associated with share-based compensation, was US$0.83million (RMB5.11 million) in the third quarter of 2014, as compared to a non-GAAP gross loss of US$2.60 million in the second quarter of 2014 and a non-GAAP gross loss of US$0.25 million in the third quarter of 2013.

Operating expenses were US$1.60 million (RMB9.82 million) in the third quarter of 2014, representing a decrease of 47.2% from US$3.03 million in the second quarter of 2014 and a decrease of 61.1% from US$4.12 million in the third quarter of 2013. Non-GAAP operating expenses, which are defined as operating expenses excluding expenses (benefits) associated with share-based compensation, were US$1.47 million (RMB9.00 million) in the third quarter of 2014, as compared to non-GAAP operating expenses of US$3.02 million in the second quarter of 2014 and US$3.86 million in the third quarter of 2013. The decrease in operating expenses as compared to the second quarter of 2014 was mainly attributable to (i)the effect of severance pay in relation to the Company’s headcount reduction plan started in April and (ii) a second quarter charge to provide an allowance of US$0.92 million (RMB5.71 million) for accounts receivable due from Shengyue, the Company’s previous exclusive advertising agency, which originated during the period of time Shengyue was owned by Shanda Interactive for which collection was assessed to be remote.

Operating loss was US$2.47 million (RMB15.14 million) in the third quarter of 2014, representing a decrease of 56.4% from US$5.66 million in the second quarter of 2014 and a decrease of 44.0% from US$4.40 million in the third quarter of 2013. Non-GAAP operating loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$2.30million (RMB14.11 million) in the third quarter of 2014, as compared to the non-GAAP operating loss of US$5.62 million in the second quarter of 2014 and US$4.10 million in the third quarter of 2013.

Net loss was US$0.93 million (RMB5.72 million) in the third quarter of 2014, representing a decrease of 82.6% from US$5.34 million in the second quarter of 2014 and a decrease of 72.9% from US$3.44 million in the third quarter of 2013.Non-GAAP net loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$0.76 million (RMB4.68 million) in the third quarter of 2014, as compared to US$5.30 million in the second quarter of 2014 and US$3.14 million in the third quarter of 2013. The decrease in net loss as compared to the second quarter of 2014 was primarily attributable to the increase in revenues, the decrease in cost of revenues, the decrease in operating expenses, and a US$1.45 million (RMB8.91 million) gain from the disposal of the Company’s equity interest in an affiliate to a third party company.

Net loss per basic and diluted ADS was US$0.02(RMB0.12) in the third quarter of 2014, as compared to US$0.11 in the second quarter of 2014 and US$0.07 in the third quarter of 2013. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.6 million in the third quarter of 2014, 47.3 million in the second quarter of 2014and 47.3 million in the third quarter of 2013.

Adjusted EBITDA loss, which is herein defined as net loss before interest income, interest expense, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), other non-operating items, and the gain from disposal of an equity interest in an affiliate was US$2.05 million (RMB12.55million) in the third quarter of 2014, as compared to adjusted EBITDA loss of US$5.33 million in the second quarter of 2014 and US$3.31 million in the third quarter of 2013.

As of September 30, 2014, the Company had US$2.77 million (RMB17.02 million) in cash and cash equivalents, compared to US$4.24 million as of June 30, 2014. The decrease in cash and cash equivalents was primarily attributable to US$3.00 million (RMB18.39 million) of net cash outflows for operating activities, partially offset by proceeds from the disposal of an equity interest in an affiliate in the amount of US$1.45 million (RMB8.91 million).

Liquidity and Going Concern

Substantial doubt exists as to the Company’s ability to continue as a going concern, primarily due to uncertainties regarding (1) the Company’s ability to continue to improve operating cash inflows, which depend on growth in revenues from (i) Huzhong, the Company’s new third party advertising agency since late August 2014, and (ii) two cooperation agreements with related party Qinhe; (2) the Company’s ability to reduce its operating cash outflows; and (3) the availability and timing of additional financing with terms acceptable to the Company. Growth in the Company’s operating cash inflows is principally dependent upon achieving revenue growth from successful cooperation with Huzhong and Qinhe as well as other efforts to expand sources of revenue.

The unaudited consolidated financial information included in this news release does not include any adjustments that might result from the outcome of these uncertainties and was prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Recent Business Developments

Advertising Agency Agreement with Shengyue

On March 31, 2014, the Company’s previous advertising agency agreement with Shengyue, which originally expired on December 31, 2013 and was amended and restated for an additional period of three months spanning the first quarter of 2014, expired and was not renewed. Shengyue, as of April 10, 2014,was no longer owned by Shanda Interactive and became an independent third party. In addition, on April 30, 2014, the Company entered into a new advertising agency agreement with the new non-related party Shengyue following Shengyue’s change in ownership. The minimum revenue guarantee amounts under this new agreement were substantially lower than the minimum revenue guarantees under the previous advertising agency agreement with Shengyue prior to March 31, 2014. This new advertising agency agreement was effective from April 25 and was to expire on December 31, 2014.

On August 14, 2014, the Company sent a written notice to Shengyue terminating the new advertising agency agreement. According to the notice of termination, the advertising agency agreement was terminated on August 28, 2014.  There were no financial penalties associated with the termination payable by the Company. Subsequent to the termination of the new advertising agency agreement with Shengyue, the Company re-evaluated the collectability of the remaining receivables from Shengyue associated with both the old and new advertising agency agreements (pre-April 2014 and post-April 2014) and concluded that such receivables were likely not collectible.  This evaluation excluded amounts received in cash during the second quarter of 2014.  Accordingly, the remaining accounts receivable associated with the two advertising agency agreements are fully provided for. The Company recorded a provision of $0.92 million (RMB5.71 million) for all remaining receivables under the old advertising agency agreement with Shengyue (emanating from the time Shengyue was owned by Shanda Interactive) during the second quarter of 2014 given the subsequent termination in August.  Following the termination, the Company further evaluated remaining receivables due pursuant to the new advertising agency agreement and recorded a provision of $0.05 million (RMB0.35 million) in its third quarter results of operations for all remaining receivables under the new advertising agency agreement which was early-terminated effective August 28, 2014.

Advertising Agency Agreement with Huzhong

On August 29, 2014, the Company entered into an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), pursuant to which Huzhong has agreed to act as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources. According to the agreement, the Company has agreed to guarantee a certain amount of web traffic per day for its webpage on which Huzhong posts advertisements. In return, Huzhong guarantees to the Company a minimum amount of advertising revenues per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with Shengyue terminated on August 28, 2014. If the Company fails to meet the web traffic target, the minimum amount guaranteed by Huzhong will be adjusted downward proportionally. Huzhong will prepay 50% of the minimum guaranteed amounts with the Company prior to the beginning of each month, and the balance will be settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017.

Share Transaction between Shanda and Mr. Xudong Xu

On March 31, 2014, the Company’s former controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, entered into a share purchase agreement with Mr. Xudong Xu to sell 1,938,360,784 ordinary shares (approximately 41% of the Company’s issued and outstanding ordinary shares) to Mr. Xu, the founder and controlling shareholder of Sky Profit Limited, a Caymans Islands company engaged in online business ventures (the “Transaction”).

On April 3, 2014, the transfer of the ordinary shares was completed. The aggregate consideration for these ordinary shares was US$47.4 million. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a pledge of all of the Company’s ordinary shares beneficially owned by Mr. Xu. Mr. Xu has also provided powers of attorney over the shares to Shanda Interactive. The powers of attorney over the shares can be exercised after occurrence of an event of default which is continuing.

On April 3, 2014, in connection with the acquisition of shares by Mr. Xu, Shanghai Shanda Network Development Co., Ltd. (“Shanghai Shanda”), Shanda Media’s affiliate, entered into agreements to provide a loan of RMB20.0 million to the Company. This loan does not bear any interest and was due on April 2, 2015. The loan was immediately forgiven in order to satisfy one of the closing conditions under the share purchase agreement; therefore, this amount was reflected as an increase in the Company’s equity capital (additional paid in capital) in the second quarter. In partial exchange therefore, a related party receivable from Hurray! Media Co., Ltd., a wholly owned affiliate of Shanda, amounting to US$1,246,641, was waived by the Company and this amount was also reflected as a charge to the Company’s additional paid in capital in the second quarter. On April 10, 2014, the Company received the monies from Shanghai Shanda.

On May 19, 2014, Shanghai Shanda entered into an agreement to provide a loan of RMB21.4 million to the Company. This loan does not bear any interest and was due within twelve months. However, similar to the previous forgiven loan of RMB20.0 million in early April, this loan was immediately forgiven. In partial exchange, related party payables to certain companies under the common control of Shanda, amounting to RMB5.3 million, were offset against this loan. The benefit from the forgiven loan was reflected as an increase in the Company’s equity capital (additional paid in capital). On May 30, 2014, the Company received the net amount of RMB16.1 million from Shanghai Shanda.

As part of the Transaction, Mr. Xu committed in the share purchase agreement to procure additional equity or debt financing of no less than US$10.0 million by October 30, 2014. In light of the improved operating cash flow, the management decided to borrow RMB30.0 million instead to reduce financial costs. On February 2, 2015, the Company entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu will provide a loan of RMB30.0 million to the Company within 20 business days from the date of the agreement. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum.

Revenue Sharing Cooperation with Qinhe

On April 30, 2014, the Company entered into an agreement with related party Qinhe, a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. This agreement stipulates that the Company will assist Qinhe by providing online game marketing services. Qinhe will share a portion of its profits that are generated from the Company’s video viewers who play Qinhe’s games after linking to them through advertisements on the Company’s websites. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Company has provided these game marketing services to Qinhe from April 3, 2014 onward. This agreement expires on March 31, 2015.

On May 4, 2014, the Company entered into a separate agreement with Qinhe to provide interactive entertainment marketing services under a similar arrangement to that described above. Pursuant to this agreement, the Company will share a certain percentage of Qinhe’s revenues generated from its video viewers who visit the iSpeak platform by linking thereto from advertisements on the Company’s website and spend monies with iSpeak. On May 4, 2014, the Company started to provide these marketing services to Qinhe. This agreement expires on May 3, 2015.

On September 15, 2014, the Company signed a supplemental agreement to the interactive entertainment marketing services agreement mentioned in the preceding paragraph. The purpose of the supplemental agreement was to permit Qinhe greater operational capabilities to manage and operate the ishow.ku6.com subdomain of ku6.com on its own in order to drive further user referrals from Ku6 to Qinhe. Pursuant to this supplemental agreement, Qinhe agreed to pay additional guaranteed revenue amounts per month from July 2014 to December 2014. The guaranteed amounts, which are intended to compensate Ku6 for its resource costs in operating the relevant infrastructure, are in addition to the sharing amounts described in the preceding paragraph and do not result in any changes to the revenue sharing terms under the original agreement. In addition, the original interactive entertainment marketing services agreement was extended to December 31, 2015. The guarantee amounts for 2015 will be separately negotiated between Qinhe to Ku6 in the future. In October 2014, the Company received the first payment of the guarantee amounts under the supplemental agreement.

Resignation of Chief Financial Officer

Frank Feng resigned as Chief Financial Officer of the Company for personal reasons effective February 7, 2015. We entered into a consultancy agreement with Mr. Feng, pursuant to which Mr. Feng will act as a financial consultant for the Company for a 6-month period after his resignation. Xudong Xu, Chief Executive Officer of the Company, was appointed by the board of the directors of the Company to be the acting Chief Financial Officer effective February 8, 2015.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its new advertising agency agreement with third party Huzhong and its new business arrangements with related party Qinhe; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss and non-GAAP net loss as the respective nearest comparable GAAP financial measure excluding expenses (benefits) associated with share-based compensation. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Xin Wu

Acting Investor Relations Manager
Telephone +86 10 5758 6819
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2013 US$	September 30, 2014 US$ (Unaudited)	September 30, 2014 RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,671	2,773	17,021
Accounts receivable, net	65	135	828
Accounts receivable due from related parties	6,522	748	4,591
Prepaid expenses and other current assets	386	522	3,204
Other receivables due from related parties	1,787	71	436
Total current assets	10,431	4,249	26,080
Non-current assets:
Deposits	339	355	2,179
Property and equipment, net	1,368	498	3,057
Total non-current assets	1,707	853	5,236
TOTAL ASSETS	12,138	5,102	31,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,976	3,086	18,942
Accounts payable due to related parties	547	478	2,934
Accrued expenses and other current liabilities	7,187	5,857	35,950
Other payables due to related parties	375	—	—
Total current liabilities	12,085	9,421	57,826
Total liabilities	12,085	9,421	57,826
Shareholders’ equity(deficit):
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized;4,730,648,360 shares and 4,756,059,610 shares issued and outstanding as of December 31, 2013 and September30, 2014, respectively)	236	238	1,461
Additional paid-in capital	178,195	184,394	1,131,810
Accumulated deficit	(176,368)	(187,057)	(1,148,156)
Accumulated other comprehensive loss	(2,010)	(1,894)	(11,625)
Total shareholders’ equity(deficit)	53	(4,319)	(26,510)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	12,138	5,102	31,316

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except for	For the Three Months Ended								For the Nine Months Ended
number of shares and ADS and per share and per ADS data)	September 30, 2013		June 30, 2014		September 30, 2014		September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2014
	US$		US$		US$		RMB		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Third parties	134		696		924		5,672		607		1,722		10,570
Related parties	3,270		—		692		4,247		9,284		3,396		20,844
Total revenues	3,404		696		1,616		9,919		9,891		5,118		31,414

Cost of revenues:
Third parties	3,542		3,100		2,245		13,780		10,377		9,057		55,592
Related parties	151		231		238		1,461		344		698		4,284
Total cost of revenues	3,693		3,331		2,483		15,241		10,721		9,755		59,876

Gross loss	(289)		(2,635)		(867)		(5,322)		(830)		(4,637)		(28,462)

Operating expenses:
Product development	1,064		479		18		111		2,367		1,377		8,452
Sales and marketing	754		168		146		896		1,696		768		4,714
General and administrative	2,297		2,381		1,436		8,814		5,618		6,068		37,245
Total operating expenses	4,115		3,028		1,600		9,821		9,681		8,213		50,411

Operating loss	(4,404)		(5,663)		(2,467)		(15,143)		(10,511)		(12,850)		(78,873)

Interest income	56		24		6		37		102		35		215
Other income	909		295		77		473		2,773		674		4,137
Interest expense	—		—		—		—		(16)		—		—
Gain from disposal of equity interest in affiliates	—		—		1,452		8,912		—		1,452		8,912
Loss before income tax benefit	(3,439)		(5,344)		(932)		(5,721)		(7,652)		(10,689)		(65,609)

Income tax benefit	—		—		—		—		—		—		—

Net loss	(3,439)		(5,344)		(932)		(5,721)		(7,652)		(10,689)		(65,609)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.01)

Loss per ADS - basic and diluted
Net loss	US$	(0.07)	US$	(0.11)	US$	(0.02)	RMB	(0.12)	US$	(0.16)	US$	(0.23)	RMB	(1.38)

Weighted average shares used in per share calculation - basic and diluted	4,726,724,447		4,734,016,675		4,755,993,958		4,755,993,958		4,728,448,844		4,740,312,505		4,740,312,505
Weighted average ADSs used in per ADS calculation - basic and diluted	47,267,244		47,340,167		47,559,940		47,559,940		47,284,488		47,403,125		47,403,125

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands)	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(3,439)	(5,344)	(932)	(5,721)	(7,652)	(10,689)	(65,609)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses (benefits)	302	48	169	1,037	(183)	457	2,805
Depreciation and amortization	796	289	253	1,553	2,650	847	5,199
Bad debt provision (reversal)	(66)	931	58	356	(339)	989	6,070
Gain on derecognition of aged operating liabilities	—	(106)	(9)	(55)	—	(207)	(1,271)
Exchange gains	(61)	(11)	(77)	(473)	(235)	(34)	(209)
Gain on disposal of property and equipment	—	—	—	—	(150)	—	—
Gain from disposal of equity interest in affiliates	—	—	(1,452)	(8,912)	—	(1,452)	(8,912)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	67	(923)	(98)	(601)	332	(994)	(6,101)
Prepaid expenses and other current assets	(203)	66	(222)	(1,362)	91	(136)	(835)
Amount due from related parties	(1,817)	1,387	(711)	(4,364)	(1,109)	5,623	34,514
Deposits and other non-current assets	—	(18)	—	—	(25)	(18)	(110)
Accounts payable	(171)	(854)	(277)	(1,700)	(66)	(572)	(3,511)
Accrued expenses and other current liabilities	575	(1,965)	60	368	(377)	(1,191)	(7,310)
Amount due to related parties	156	234	242	1,485	1	616	3,781
Net cash used in operating activities	(3,861)	(6,266)	(2,996)	(18,389)	(7,062)	(6,761)	(41,499)
Cash flows from investing activities:
Purchases of property and equipment	(21)	—	—	—	(62)	(192)	(1,178)
Proceeds from disposal of property and equipment	—	—	—	—	142	—	—
Payments for licensed video copyrights	—	—	—	—	(74)	—	—
Repayment of loans to related parties controlled by Shanda	—	—	—	—	3,300	484	2,971
Proceed from disposal of equity interest in affiliates	—	—	1,452	8,912	—	1,452	8,912
Net cash provided by (used in) investing activities	(21)	—	1,452	8,912	3,306	1,744	10,705
Cash flows from financing activities:
Repurchase of ordinary shares	—	—	—	—	(58)	—	—
Proceeds from exercise of stock options	6	262	77	473	6	339	2,081
Equity contributions (borrowings forgiven) from related parties controlled by Shanda	—	5,797	—	—	—	5,797	35,582
Repayment of loans from related parties controlled by Shanda	—	—	—	—	(3,210)	—	—
Net cash provided by (used in) financing activities	6	6,059	77	473	(3,262)	6,136	37,663
Effect of exchange rate changes on cash and cash equivalents	9	(1)	—	—	38	(17)	(105)
Net increase (decrease) in cash and cash equivalents	(3,867)	(208)	(1,467)	(9,004)	(6,980)	1,102	6,764
Cash and cash equivalents, beginning of period	9,958	4,448	4,240	26,025	13,071	1,671	10,257
Cash and cash equivalents, end of period	6,091	4,240	2,773	17,021	6,091	2,773	17,021

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.       Non-GAAP Gross Loss

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Gross loss	(289)	(2,635)	(867)	(5,322)	(830)	(4,637)	(28,462)
Add back: expenses (benefits) associated with share-based compensation	43	38	35	215	(115)	109	669
Non-GAAP gross loss	(246)	(2,597)	(832)	(5,107)	(945)	(4,528)	(27,793)

2.       Non-GAAP Operating Expenses

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	4,115	3,028	1,600	9,821	9,681	8,213	50,411
Deduct: expenses (benefits) associated with share-based compensation	259	10	134	822	(68)	348	2,136
Non-GAAP operating expenses	3,856	3,018	1,466	8,999	9,749	7,865	48,275

3.       Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	1,064	479	18	111	2,367	1,377	8,452
Deduct: expenses (benefits) associated with share-based compensation	35	19	14	86	(107)	60	368
Non-GAAP product development expenses	1,029	460	4	25	2,474	1,317	8,084

4.       Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	754	168	146	896	1,696	768	4,714
Deduct: expenses (benefits) associated with share-based compensation	11	(4)	3	18	(39)	2	12
Non-GAAP sales and marketing expenses	743	172	143	878	1,735	766	4,702

5.       Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	2,297	2,381	1,436	8,814	5,618	6,068	37,245
Deduct: expenses (benefits) associated with share-based compensation	213	(5)	117	718	78	286	1,756
Non-GAAP general and administrative expenses	2,084	2,386	1,319	8,096	5,540	5,782	35,489

6.       Non-GAAP Operating Loss

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(4,404)	(5,663)	(2,467)	(15,143)	(10,511)	(12,850)	(78,873)
Add back: expenses (benefits) associated with share-based compensation	302	48	169	1,037	(183)	457	2,805
Non-GAAP operating loss	(4,102)	(5,615)	(2,298)	(14,106)	(10,694)	(12,393)	(76,068)

7.       Non-GAAP Net Loss

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(3,439)	(5,344)	(932)	(5,721)	(7,652)	(10,689)	(65,609)
Add back: expenses (benefits) associated with share-based compensation	302	48	169	1,037	(183)	457	2,805
Non-GAAP net loss	(3,137)	(5,296)	(763)	(4,684)	(7,835)	(10,232)	(62,804)

8.              Adjusted EBITDA Loss

	For the Three Months Ended				For the Nine Months Ended
	September	June 30,	September	September	September	September	September
	30, 2013	2014	30, 2014	30, 2014	30, 2013	30, 2014	30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(3,439)	(5,344)	(932)	(5,721)	(7,652)	(10,689)	(65,609)
Add back (deduct):
Interest income	(56)	(24)	(6)	(37)	(102)	(35)	(215)
Interest expense	—	—	—	—	16	—	—
Income tax benefit	—	—	—	—	—	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	796	289	253	1,553	2,650	847	5,199
EBITDA loss	(2,699)	(5,079)	(685)	(4,205)	(5,088)	(9,877)	(60,625)

Adjustments:
Share-based compensation	302	48	169	1,037	(183)	457	2,805
Other income	(909)	(295)	(77)	(473)	(2,773)	(674)	(4,137)
Gain from disposal of equity interest in affiliates	—	—	(1,452)	(8,912)	—	(1,452)	(8,912)
Adjusted EBITDA loss	(3,306)	(5,326)	(2,045)	(12,553)	(8,044)	(11,546)	(70,869)

*    For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Chief Financial Officer

Date: February 6, 2015